Item 77E

Tax-Managed Multi-Cap Growth Portfolio
In November 2010, the Portfolio was named as defendant and a putative member of the proposed defendant class of shareholders in the case entitled
Official Committee of Unsecured Creditors
("UCC") of the Tribune Company v. FitzSimons, et al. as a result of its ownership of shares in the Tribune Company ("Tribune") in 2007 when
Tribune effected a leveraged buyout transaction and was converted to a privately held company. The
UCC seeks to recover payments of the proceeds of the LBO. This adversary proceeding in the Bankruptcy Court has been stayed pending further order of the Bankruptcy Court. The value of the proceeds received by the Portfolio is approximately
$148,000 (equal to 0.002% of net assets at December 31, 2011).

In addition, on June 2, 2011, another group of Tribune creditors filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders. The Portfolio also has been named in one or more of these lawsuits.

The Portfolio cannot predict the outcome of these proceedings or the effect, if any, on the Portfolio's net asset value. The attorneys' fees and costs related to these actions will be expensed by the Portfolio as incurred.